Exhibit 99.5

NEWS RELEASE EARLY
WARNING REPORT
FOR HOWE AND BAY FINANCIAL CORP.

Vancouver, B.C., September 5, 2016 – Howe and Bay Financial Corp. (the “OFFEROR”) announces that on September 2, 2016 it sold 1,500,000 common shares (the “SHARES”) of Pacific Therapeutics Ltd. (the “ISSUER”), which represents approximately 24.1`% of the issued and outstanding Shares of the Issuer on a beneficial ownership basis. The Offeror disposed of the securities to diversify its portfolio investments. Prior to the sale, the Offeror held 2,499,999 Shares of the Issuer, representing approximately 40.2% of the Issuer’s issued and outstanding Shares.

As a result of the sale, the Offeror now owns and has control over 999,999 Shares, representing approximately 16.1 % of the Issuer’s current issued and outstanding Shares on a beneficial ownership basis, which decreases the Offeror’s Share position in the capital of the Issuer by approximately 24.1%.

The Offeror may, directly or indirectly, depending on market and other conditions, acquire beneficial ownership of, control or direction over, additional common shares or other securities of the Issuer, through market transactions, private agreements or otherwise. The Offeror may, depending on market and other conditions, sell any or all of its securities in the Issuer.

Mr. Brian Gusko and Mr. Robert Horsley, both directors of the Issuer, own and control 421,299 Shares and 416,000 Shares, respectively. Mr. Gusko and Mr. Horsley are partners (although not controlling partners) of the Offeror and, as such, each has an indirect beneficial interest in the Shares owned and controlled by the Offeror. Mr. Gusko, Mr. Horsley and the Offeror together own 1,337,299 Shares of the Issuer representing 21.5% of the issued and outstanding Shares.

This news release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues which requires a report to be filed under the Issuer’s profile on SEDAR (www.sedar.com) containing additional information respecting the foregoing matters.

For inquiries or a copy of the related early warning report required under Canadian provincial securities legislation, a copy of which has also been filed on www.sedar.com, please contact:

Howe & Bay Financial Corp.
Contact person: Dan Terrett
Address:
#600 - 535 Howe Street
Vancouver, BC
Telephone: 604.312.1964